

November 13, 2013

<u>Via E-mail</u>
Eddie M. LeBlanc III
Executive Vice President and Chief Financial Officer
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

Re: **SandRidge Energy, Inc.**
          Form 10-K for the Fiscal Year Ended December 31, 2012
          Filed March 1, 2013
          Form 10-Q for the Fiscal Quarter ended March 31, 2013
          Filed May 8, 2013
          Definitive Proxy Statement on Schedule 14A
          Filed May 29, 2013
          Response letter dated August 21, 2013
          File No. 001-33784

Dear Mr. LeBlanc:

    We have reviewed your filings and response letter and have the following additional comments.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

    After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>General</u>

1.   We note your response to comment 23 from our letter to you dated July 30, 2013. While Mr. Ward's employment with the Company was terminated effective June 28, 2013, the non-competition provisions remain operative into the future. Please tell us what consideration you have given to discussing these provisions in another part of your filing, such as in the risk factor entitled "Competition in the oil and natural gas industry is intense…"

Item 1: Business, page 1

Business Segments and Primary Operations, page 4

West Texas Overthrust, page 6

2.   We have read your response to prior comment one and are unclear as to whether you have recorded your shortfall liability at a rate of $0.25 per Mcf or have also factored in the incremental payment of $0.70 per Mcf that will be due if you are unable to make up the current shortfall with excess deliveries in subsequent years. Please explain your accounting policy for each component and if you are not recording the shortfall at the full rate of $0.95 per Mcf, please explain the basis for assuming that future excess deliveries will occur and be sufficient to avoid the additional payment imposed under your contractual arrangement.

Reserve Quantities, PV-10 and Standardized Measure, page 10

3.   We note from your response to prior comment three that you have determined the separate disclosure of your natural gas liquids (NGLs) reserves for the years ending 2011 and 2010 is not warranted based on your assessment using guidance contained in FASB ASC paragraph 932-235-50-4(a) and the Glossary under FASB ASC paragraph 932-235-20. Based on the information presented on page F-65, we note NGLs represent approximately 12.4% of total proved liquids reserves reported therein as "oil" as of December 31, 2011, and that the "oil" quantities that you have disclosed are approximately 14.2% higher than you would have reported had NGLs been reported separately.

Furthermore, the table presented with Item 1202(a)(1) of Regulation S-K contemplates reserve disclosure for product types other than crude oil and natural gas, e.g. "Product A." NGLs represent a separate product type and therefore, consideration should also be given in assessing their disclosure based on the requirement to disclose separately material reserves as per Item 1202(a)(4) of Regulation S-K. In your response, you note that NGLs comprised 6% and 9% of total proved reserves at December 31, 2011 and 2010, respectively.

Based on the information contained in your filing and as provided in your response, we believe the quantities attributable to your natural gas liquids reserves for the periods ending 2011 and 2010 should be reported separately. Please revise the disclosure throughout your filing to provide separate disclosure of your natural gas liquid reserves for each of the last three years.

Production and Price History, page 14

4.   We note from your response to prior comment five that you have determined the separate disclosure of information relating to your natural gas liquids (NGLs) as final products

sold under Items 1204(a) and 1204(b)(1) of Regulation S-K is not warranted. Your determination is based on an application of the 10% "significance" criteria from FASB ASC 932-235-20. However, as there is no quantitative threshold referenced under Items 1204(a) and 1204(b)(1) of Regulation S-K for the disclosure by final product sold, we are not in a position to agree with your assessment. Under your circumstances, the lack of separate disclosure of the produced volume is inconsistent with your separate disclosure of NGL reserves for the same period. Therefore, please revise your disclosure to include the volumes produced and the average sales price received for your natural gas liquids as separate product types within your current tables.

Risk Factors, page 32

"The Company's development and exploration operations require substantial capital…," page 37

5.   We note your response to prior comment eight and we reissue that comment in part. We note that your capital expenditures for 2012 related to your exploration and production segment were $2.0 billion, while your cash flows from operations were $783 million. Please provide context for this risk factor by quantifying the amount of cash flows from operations available in the recent past to fund your capital expenditures.

Management's Discussion and Analysis, page 61

Liquidity and Capital Resources, page 73

6.   We note your response to prior comment 11 and we reissue that comment. Notwithstanding your presentation at Note 3 of drilling carry amounts received, utilized, and remaining, we believe that you should provide here a more robust discussion of your dependence on such arrangements. Our MD&A requirements call for companies to provide investors and other users with material information that is necessary to an understanding of the company's financial condition and operating performance, as well as its prospects for the future. In determining required or appropriate disclosure, you should evaluate separately your ability to meet upcoming cash requirements over both the short and long term. Absent further analysis, merely reciting the sources that you "depend on" for cash flows is not sufficient. Nor is stating that you have adequate resources to meet your short-term cash requirements, unless no additional more detailed or nuanced information is material.

Given your history of not generating sufficient cash flows from operations to fund your exploration and production capital expenditures, we believe you should further discuss and analyze your various sources of financing. For further guidance on the overall approach to MD&A, including the presentation, content, and focus of the disclosure, please refer to Sections III and IV of the SEC Interpretive Release No. 33-8350 and Sections 501.12 and 501.13 of the Financial Reporting Codification.

With respect to your response that you expect drilling carries in 2013 to be consistent with amounts received in respect of 2012, please tell us whether you are aware of or expect these amounts to be consistent beyond 2013.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-9

Revenue Recognition and Natural Gas Balancing, page F-13

7.   We have read your response to prior comment 13 and have the following additional questions regarding your accounting for the contracts with Occidental Petroleum Corporation to build the Century Plant and to deliver CO2:

   a.   Given that you disclosed that you were following the completed contract method of accounting, and entered into both contracts in conjunction with one another, explain how you considered the CO2 delivery obligation to be outside of the contract accounting model and not subject to the project segmenting criteria in FASB ASC 605-35-25-11, 12 and 13.

   b.   Tell us how you determined that the 30-year treating agreement was both "separate" and "at market," as indicated in your response. Please analyze and discuss how "the price you pay" under the agreement to treat your natural gas, and the annual and end-of-agreement shortfall payments over the 30 year duration of the agreement have been taken into account.

   c.   Please explain how you would view these contracts as pertaining to separate earnings processes and discrete earnings events in defining your units of account, with reference as applicable to the guidance in FASB ASC 605-25, regarding multiple element arrangements, also considering the guidance in SAB Topic 13:A.3.f., IRQ1, as the economics of plant construction from the standpoint of the counterparty would seem to depend on your CO2 delivery obligation.

   d.   You state that construction of the plant was necessary to develop your natural gas reserves in the Piñon Field, and for this reason you accounted for loss on the construction contract as a development cost under the full cost methodology rather than as prescribed in FASB ASC 605-35-25-46. Tell us the quantities of reserves in this field that were reclassified from proved undeveloped to proved developed in conjunction with completing construction of the plant in the fourth quarter of 2012, and explain how the related CO2 content compares to the amounts you are required to deliver.

   e.   Please explain the reasons for any discrepancy between the incremental developed reserves obtained upon completing construction and the quantities necessary to satisfy your delivery obligations so that we may better understand your view of the losses as development costs.

f. Submit a schedule showing a rollforward of your contract costs, billings, collections, and contract losses booked to the full cost pool each period since the commencement of the construction contract. Tell us the manner by which the losses were calculated and the extent to which the amounts reflected a change in your estimates of future costs.

g. Tell us the extent to which the shortfall obligation you have recognized is attributable to insufficient CO_2 content in deliveries that were made and expected to satisfy your delivery obligation for the period, or curtailed or limited production from the Piñon Field.

h. Please explain how the circumstances leading to the CO_2 delivery shortfall have been considered in forming an expectation about meeting your delivery obligations in future periods.

8. We have read your response to prior comment 14 and note that you describe an accounting policy for mobilization fees that does not appear to be the same as the policy disclosed in your financial statements. Further, it is not clear how your practice of recognizing such fees as revenues upon completing mobilization complies with either the guidance on segmenting contracts in FASB ASC 605-35-25-12 and 13, or SAB Topic 13 (A)(3)(f), IRQ 1. Please explain to us the reason for the apparent disparity between your explanation in the response letter and your policy disclosure on page F-13. Please also provide reference to the authoritative literature that you have followed in formulating your accounting policy for mobilization fees.

9. We have read your response to prior comment 15, regarding income recognized for services performed on behalf of third-parties having interests in wells that you operate. We understand that you have not considered the prohibition on income recognition in Rule 4-10(c)(6)(iv)(C) of Regulation S-X to be applicable because you are not the sponsor of the properties nor an owner also managing other investments of the investors, and you consider your role to be that of an operator, which you view differently than a manager of oil and gas producing activities. However, the guidance referenced above does not accommodate the interpretation you have described. We regard an operator of oil and gas properties to be a manager that is subject to the prohibition imposed by this guidance.

Under the full cost method, fees received for contractual services performed in connection with properties in which you or an affiliate hold an ownership or other economic interest and for which either you or an affiliate serve as the operator, should be recorded as an adjustment to the full cost pool rather than as income. Please submit the revisions that you propose to conform with the aforementioned guidance, including the changes to your accounting, narratives in MD&A, and the related policy disclosures. If you believe the revisions would not be material please submit your analysis for each quarterly and annual period.

Note 14 - Derivatives, page F-37

10. We have read your responses to prior comment 17 including your observation that the terms *realized* and *unrealized gain* and *loss* are used in ASC 815. Please identify the specific provisions of ASC 815 that support the separate disclosure of realized and unrealized gains / losses on derivative contracts not designated as cash flow hedges. As part of your response, explain to us why the measure of unrealized gains / losses that you have presented is an amount calculated in accordance with U.S. GAAP. In addition, please tell us whether unrealized gains / losses on derivative contracts not designated as cash flow hedges represents both unrealized gains / losses on instruments held at period end and the reversal of previously recognized gains / losses on instruments settled during the period.

11. Separately, in view of our question regarding the support under U.S. GAAP for your separate presentation of realized and unrealized gains and losses, please explain your basis for concluding the following presentations are appropriate:

- Separate disclosure of unrealized gains and losses on the face of your consolidated statements of operations;

- The line items for "Unrealized hedge loss (gain)" and "Realized (gain) loss on derivative contracts" in your consolidated statements of cash flows;

- Disaggregated presentation of realized and unrealized gains / losses in the notes to your consolidated financial statements;

- Separate presentation and discussion of realized and unrealized gains /losses in both tables and text provided in your MD&A; and

- Separate presentation and discussion of realized and unrealized gains /losses under your Quantitative and Qualitative Disclosures About Market Risk.

As part of your response to these points, explain to us why you believe presentations based solely on total net GAAP gain or loss and/or total net proceeds, as may be relevant to the circumstances of a particular presentation, would not be preferable.

Note 16 - Commitments and Contingencies, page F-41

12. We have read your response to prior comments 11 and 12 regarding payments that may be required under your development agreements with Royalty Trusts and your CO_2 delivery obligations under your Treating Agreement Commitment. Please expand your

SandRidge Energy, Inc.
November 13, 2013
Page 7

disclosure under this heading to quantify payments that are reasonably possible under these arrangements. Given the uncertainty and potential significance of your minimum CO_2 delivery obligations, this disclosure should include the maximum cumulative payments that may be required over the term of the agreement, on the basis of being unable to deliver quantities of CO_2 beyond those future deliveries that you assess as probable of occurring, for which the incurrence of payments under the minimum delivery provision is considered to be remote, and therefore not within the range of reasonably possible loss.

Note 25 Supplemental Information on Oil and Natural Gas Producing Activities, page F-62

Oil and Natural Gas Reserve Quantities (Unaudited), page F-63

13. We acknowledge your response to prior comment 19 with respect to expanding the disclosure on page F-64 relating to the 2010, 2011 and 2012 revisions of previous estimates. Based on the information presented on pages F-64 and F-65, it appears the Trust recognized a reduction of 538.2 Bcf or approximately 40% in the December 31, 2011 proved natural gas reserves "primarily due to lower natural gas prices, and, to a lesser extent, due to well performance in the Mid-Continent and Permian Basin."

In light of the requirement for your estimates of proved natural gas reserves to be reasonably certain, we re-issue prior comment 19 in part and ask that you please explain to us the proportion of the total change in your 2012 natural gas reserves attributable to well performance and the nature of the well performance issues.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters, John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments on engineering matters, and Paul V. Monsour, Staff Attorney, at (202) 551-3360 or Anne N. Parker, Branch Chief, at (202) 551-3611 if you have questions regarding comments on the other matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director